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                             May 24, 2021

       Peter Hui Zhang
       Chairman and Chief Executive Officer
       Full Truck Alliance Co. Ltd.
       c/o Cogency Global Inc.
       10 East 40th Street, 10th Floor
       New York, N.Y. 10016

                                                        Re: Full Truck Alliance
Co. Ltd.
                                                            Response Letter
dated April 12, 2021
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001838413

       Dear Mr. Zhang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 94

   1. Please address the following items in your filing as it relates to the impact of VAT on your recognition of revenue:
                                                            Provide a separate
risk factor disclosure that fully explains that the Company is reliant on the
government subsidies provided by the local financial bureau for a profit, and, if
true, these subsidies are not guaranteed in the future.
                                                            Expand your
Overview section beginning on page 94 to fully explain in greater detail
 Peter Hui Zhang
Full Truck Alliance Co. Ltd.
May 24, 2021
Page 2
           your business model, specifically as it relates to your Freight brokerage offering that results in a VAT rebate from the local financial bureau. Your disclosure should incorporate the information provided in your prior supplemental responses.
             In your Liquidity and Capital Resources beginning on page 110, please discuss the timing differences between when the VAT taxes are paid and when the local financial bureau provides the rebate. Further clarify if there is any uncertainty of collection.
             Expand your revenue recognition policy to clarify your accounting for the VAT rebate.
             On the face of your statement of operations on page F-6, disclose the amount of VAT tax that is included in revenue. Refer to Rule 5-03.1(a) of Regulation S-X. Similarly,
           update your table on page 99 for this presentation.
             Provide footnote disclosure that explains your accounting policy as it relates to the
           VAT tax. This disclosure should explain how you determined you are responsible for the gross amount of VAT tax on the respective transaction. Please consider providing a table that shows the gross amount of VAT tax and the refund amount requested from the local financial bureaus for each period presented.

       You may contact Ryan Rohn, Senior Staff Accountant at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNamePeter Hui Zhang
                                                            Division of
Corporation Finance
Comapany NameFull Truck Alliance Co. Ltd.
                                                            Office of
Technology
May 24, 2021 Page 2
cc:       Yi Gao, Esq.
FirstName LastName